

16012906

[...]SSION

Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
|---|
| 8- 68331 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MLV & Co. LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas, 43rd Floor
(No. and Street)

New York, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Janelle Schutt 703-312-9747
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Timothy J. Bowman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MLV & Co. LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MLV & Co. LLC

**Statement of Financial Condition**
**December 31, 2015**

**MLV & Co. LLC**

**Index**

**December 31, 2015**


| | Page(s) |
|---|---|
| **Report of Independent Registered Public Accounting Firm** | 1 |
| **Financial Statement** | |
| Statement of Financial Condition | 2 |
| Notes to Statement of Financial Condition | 3-7 |



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member of
MLV & Co., LLC

We have audited the accompanying statement of financial condition of MLV & Co., LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MLV & Co., LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 27, 2016

**MLV & Co. LLC**

**Statement of Financial Condition**

**December 31, 2015**

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 702,367 |
| Restricted cash | | 194,835 |
| Receivables: | | |
| Due from clearing brokers | | 1,233,734 |
| Accounts receivable | | 373,282 |
| Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $662,550 | | 235,204 |
| Deferred tax assets | | 1,332,687 |
| Prepaid expenses and other assets | | 121,794 |
| Total assets | $ | 4,193,903 |
| **Liabilities and Member's Capital** | | |
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 698,805 |
| Due to affiliates | | 903,414 |
| Total liabilities | | 1,602,219 |
| Commitments and Contingencies (Note 7) | | |
| Member's capital | | |
| Member's capital | | 2,591,684 |
| Total liabilities and member's capital | $ | 4,193,903 |

*The accompanying notes are an integral part of the statement of financial condition.*

## MLV & Co. LLC

## Notes to Statement of Financial Condition

## December 31, 2015

**Note 1. Organization and Nature of Operations:**

MLV & Co. LLC (the "Company" or "MLV") was organized as a Limited Liability Company under the laws of the State of Delaware in 2009 and commenced operations in March 2010. As of January 1, 2013, the company became a single member limited liability company and was a wholly owned subsidiary of MLV & Co Financial LLC ("MLV Financial"). On September 1, 2015, the Company was acquired by FBR Capital Markets Holdings, Inc. ("FBR CMH"), which is a wholly owned subsidiary of FBR & Co., a holding company.

The Company is a boutique investment bank engaged in a single line of business as a securities broker-dealer. The company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company specializes in At-the-Market issuance ("ATM") capital raising transactions. Subsequent to its acquisition by FBR CMH, the Company is a member of a group of affiliates, including FBR Capital Markets & Co. ("FBRC"), a broker-dealer registered with the SEC and member of FINRA whose principal business activities include capital raising, financial advisory, institutional sales and trading, differentiated securities research and securities lending. FBR CMH acquired the Company to complement FBRC's investment banking franchise.

By their nature, the Company's business activities are conducted in markets which are highly competitive and are subject to general market conditions, volatile trading markets and fluctuations in the volume of market activity, as well as conditions affecting the companies and markets in the Company's areas of focus.

The Company's revenues from investment banking are subject to substantial fluctuations due to a variety of factors that cannot be predicted with great certainty, including the overall condition of the economy and the securities markets as a whole and of the sectors on which the Company focuses. Fluctuations also occur due to the level of market activity, which, among other things, affects the flow of investment dollars and the size, number and timing of transactions. As a result, net income and revenues may vary significantly from year-to-year.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Based on a forecast of cash flows for the year ending December 31, 2016, the Company believes that it will be able to pay its obligations as they become due. In addition, FBR CMH has agreed to provide sufficient working capital for the Company's operations.

**Note 2. Summary of Significant Accounting Policies:**

**Use of Estimates**

The preparation of the Company's statement of financial condition, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Although the Company bases its estimates and assumptions on historical experience and market information (when available) and on various other factors that it believes to be reasonable under the circumstances, management exercises significant judgment in the final determination of its estimates. Actual results may differ from these estimates.

**Cash**

Cash includes demand deposits with banks. The Company holds cash in financial institutions which at times may be in excess of FDIC insured limits. The Company periodically reviews the financial condition of the financial institutions and assesses the credit risk of such investments.

**Receivables from Clearing Broker**

The Company has a clearing agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and are maintained by Merrill Lynch. Pursuant to the clearing agreement, the Company is required to maintain a minimum deposit of $250,000 in the clearing organization. As of December 31, 2015, the balance due from Merrill Lynch of $1,233,734, is comprised of $1,120,421 of cash on deposit and $113,313 of commissions earned but not yet transferred to the Company.

**Accounts Receivable**

Accounts receivable are stated net of allowances for doubtful accounts. The allowance is estimated from historical performance and projection of trends. No interest is charged on past due balances and balances greater than 90 days past due are reviewed by management. Receivables are written off when management determines they are uncollectible. As of December 31, 2015 there were no allowances for doubtful accounts recorded.

**Furniture, Equipment and Leasehold Improvements**

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over their estimated useful life of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life or lease term.

**Income Taxes**

Prior to September 1, 2015, the Company, as a single member limited liability company, is considered a disregarded entity for federal and state income tax purposes. As of September 1, 2015, the Company joins in the filing of a corporate consolidated federal income tax return with FBR & Co., its ultimate parent company.

Deferred tax assets and liabilities recognized during the period September 1, 2015 through December 31, 2015, represent the differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates. The measurement of net deferred tax assets is adjusted by a valuation allowance if, based on the Company's evaluation and its consideration of the criteria in ASC 740, "Income Taxes" ("ASC 740"), it is more likely than not that they will not be realized. Tax liabilities for uncertain tax positions are recorded in accordance with ASC 740.

**Note 3. Related Party Transactions:**

The Company is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, FBR & Co. and other affiliates may record other costs which, in part, may be based on the Company's operations. Accordingly, the statement of financial condition may not necessarily be indicative of the financial position and operations that would have existed had the Company been operated as an unaffiliated corporation.

During the period from September 1, 2015 through December 31, 2015, FBRC assisted the Company in administering its accounts payable activities. As of December 31 2015, the Company's due to affiliates balance of $903,414 was entirely related to MLV payables processed by FBRC.

**Note 4. Furniture, Equipment and Leasehold Improvements**

Furniture, equipment and leasehold improvements, summarized by major classification, as of December 31, 2015 were as follows:

| | | |
|---|---|---|
| Computer Equipment | $ | 619,003 |
| Furniture and equipment | | 181,509 |
| Leasehold improvements | | 97,242 |
| | | 897,754 |
| Less - accumulated depreciation and amortization | | (662,550) |
| | $ | 235,204 |

**Note 5: Income Taxes:**

As of September 1, 2015, the Company joins in the filing of a corporate consolidated federal income tax return with FBR & Co. The Company's current income tax benefit is calculated based on the benefits for loss income tax allocation method.

Deferred tax assets consisted of the following as of December 31, 2015:

| | | |
|---|---|---|
| Goodwill and intangibles | $ | 680,128 |
| Net operating loss | | 652,559 |
| Total deferred tax assets | $ | 1,332,687 |

For the period from September 1, 2015 through December 31, 2015, the Company had federal net operating losses of $1,632,400. The Company had state and local net operating loss carryovers of $65,762 on a tax effected basis excluding the effect of federal offset. The state and local net operating loss carryovers begin to expire in 2035.

As a result of the acquisition of MLV on September 1, 2015, the FBR CMH was required under ASC 805, "Business Combinations," to account for the transaction as a business combination. As a component of the business combination accounting the purchase price allocated to goodwill and intangibles were recorded on the books of its parent, FBR CMH. For tax purposes, purchase price was allocated to the assets and liabilities of MLV. MLV recorded a deferred tax asset of $695,585, as of the acquisition date, to account for the difference between the book and tax basis of the assets on MLV as a result of the business combination and the tax allocation of purchase price.

As of September 1, 2015, and prospectively, deferred tax assets are considered realizable to the extent they can be used by the FBR & Co. consolidated group. An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes taxable income in prior periods, projected future taxable income and projected future reversals of deferred tax items. Based on the consolidated group's assessment, no valuation allowance is required for the Company as of December 31, 2015.

FBR & Co. is not currently under audit related to its federal income tax returns. As of December 31, 2015, tax years subsequent to December 31, 2012 remain open under the federal statute of limitations and for the Company's significant state jurisdictions. As of December 31, 2015, the Company had no liability for uncertain tax positions.

**Note 6: Regulatory Capital Requirements:**

The Company is registered with the SEC and is a member of FINRA. As such, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") which stipulates minimum net capital requirements and aggregate indebtedness levels. As of December 31, 2015, the Company had net capital of $662,890 which was $412,890 in excess of its required net capital of $250,000. Rule 15c3-1 also requires that the Company's aggregate indebtedness to net capital percentage not exceed 1500%. The Company's aggregate indebtedness to net capital percentage was 242%.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, (the "Rule") based on sections (k)(2)(i) and (k)(2)(ii) of the Rule because the Company maintains a Special Account for the Exclusive Benefit of customers and all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company does not carry or hold any customer funds or securities.

**Note 7. Commitments and Contingencies:**

The Company has contractual obligations to make future payments in connection with non-cancelable lease agreements. The following table sets forth these contractual obligations by fiscal year:

| | 2016 | 2017 | 2018 | Total |
|---|---|---|---|---|
| Minimum rental commitments for the Company's leases | $ 431,967 | $ 50,316 | $ 37,737 | $ 520,020 |

The Company established a letter of credit in the amount of $194,835 to secure the lease for its main office that expires in May 2016. The letter of credit is collateralized by cash held in a bank account and is presented as restricted cash on the statement of financial condition.

**Litigation**

As of December 31, 2015, except as described below, the Company was neither a defendant nor plaintiff in any lawsuits or arbitrations nor involved in any governmental or self-regulatory organization matters that are expected to have a material adverse effect on its financial condition, results of operations or liquidity. The Company has been named as a defendant in civil lawsuits relating to its various businesses. In addition, the Company is subject to various reviews, examinations, investigations and other inquiries by governmental agencies and self regulatory organizations. There can be no assurance that these matters individually or in aggregate will not have a material adverse effect on the Company's financial condition, results of operations, or liquidity in a future period. However, based on management's review with counsel, resolution of these matters is not expected to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Many aspects of the Company's business involve substantial risks of liability and litigation. Underwriters and broker-dealers are exposed to liability under federal and state securities laws, other federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. The Company has been named as a defendant in securities claims involving investment banking clients as a result of the Company's role as an underwriter. In these cases, the underwriting agreement provides, subject to certain conditions, that the investment banking client is required to indemnify the Company against certain claims or liabilities, including claims or liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or contribute to payments which the Company is required to make as a result of the litigation. There can be no assurance that such indemnification or contribution will ultimately be available to the Company or that an investment banking client will be able to satisfy its indemnity or contribution obligations when due.

In November 2015, MLV was named a defendant in two putative class action lawsuits alleging substantially identical claims against the officers and directors and underwriters of Miller Energy Resources, Inc. ("Miller"). The lawsuits, styled Goldberg v. Miller et al., and Gaynor v. Miller et al., are currently pending in the United States District Court for the Eastern District of Tennessee, allege claims under Sections 11 and 12 of the Securities Act against nine underwriters for alleged material misrepresentations and omissions in the registration statement and prospectuses issued in connection with 6 offerings (February 13, 2013, May 8, 2013 June 28, 2013, September 26, 2013, October 17, 2013 (as to MLV only) and August 21, 2014) with an alleged aggregate offering price of approximately $151 million. The plaintiffs seek unspecified compensatory damages and reimbursement of certain costs and expenses. Although MLV is contractually entitled to be

indemnified by Miller in connection with this lawsuit, Miller filed for bankruptcy in October 2015 and this likely will decrease or eliminate the value of the indemnity that MLV receives from Miller. The plaintiffs are currently seeking that this case be remanded to Tennessee state court; defendants are vigorously opposing the remand.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, management, in conjunction with counsel, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. The pending case discussed above involving the Company is at a preliminary stage, based on management's review with counsel and present information known by management, loss contingencies for litigation and regulatory matters are not probable and estimable as of December 31, 2015.

In certain circumstances, broker-dealers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation and actions by government agencies and self regulatory organizations involving the securities industry, including class actions that seek substantial damages. The Company is also subject to the risk of litigation, including litigation that may be without merit. As the Company intends to actively defend any such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against the Company could materially affect its financial condition, operating results and liquidity.

**Note 8. Off-Balance Sheet Risk and Other Risk:**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

**Note 9. Subsequent Event:**

In February 2016, the Company's parent company, FBR CMH made a capital contribution to the Company of $500,000, reflecting the contribution of an intercompany payable.

SEC
Mail Processing
Section

FEB 29 2016

Washington DC
404

SIPC-7
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

CONFIDENTIAL

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******529*******************ALL FOR AADC 100
068331 FINRA DEC
MLV & CO LLC
1301 AVENUE OF THE AMERICAS FL 43
NEW YORK NY 10019-6399

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Janelle Schutt
703-312-9747

2. A. General Assessment (item 2e from page 2) $ 39,757

B. Less payment made with SIPC-6 filed (exclude interest) ( 28,205 )
7/30/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,552

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 11,552 paid by wire

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MLV & Co. LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of February, 20 16.

SVP
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

CONFIDENTIAL

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

| Item No. | | Eliminate cents |
|---|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | | $ 16,578,544 |
| 2b. Additions: | | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | |
| (2) Net loss from principal transactions in securities in trading accounts. | | 156,447 |
| (3) Net loss from principal transactions in commodities in trading accounts. | | |
| (4) Interest and dividend expense deducted in determining item 2a. | | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | | |
| (7) Net loss from securities in investment accounts. | | |
| Total additions | | |
| 2c. Deductions: | | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | | |
| (2) Revenues from commodity transactions. | | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | 830,945 |
| (4) Reimbursements for postage in connection with proxy solicitation. | | |
| (5) Net gain from securities in investment accounts. | | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. | $ 1,099 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). | $ | |
| Enter the greater of line (i) or (ii) | | 1,099 |
| Total deductions | | 832,044 |
| 2d. SIPC Net Operating Revenues | | $ 15,902,947 |
| 2e. General Assessment @ .0025 | | $ 39,757 (to page 1, line 2.A.) |

# CONFIDENTIAL



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

The Managing Member of
MLV & Co., LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by MLV & Co., LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating MLV & Co., LLC's compliance with the applicable instructions of Form SIPC-7. MLV & Co., LLC's management is responsible for the MLV & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, or wire transfers, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*EisnerAmper LLP*

New York, New York
February 27, 2016